Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First State Bank of North Texas

Commission File No. 333-106000

PRESS RELEASE	For more information contact:
Prosperity Bancshares, Inc. SM	Dan Rollins
4295 San Felipe	Senior Vice President
Houston, Texas 77027	713.693.9300
danrollins@prosperitybanktx.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC.SM

COMPLETES MERGER WITH

MAINBANCORP, INC.

Prosperity Bank SM continues expansion in Dallas Area

2004 Dividend increased 20.0% to $0.30 per year

HOUSTON, November 3, 2002. Prosperity Bancshares, Inc.SM, (Nasdaq: PRSP) the parent company of Prosperity BankSM, has completed their previously announced merger whereby MainBancorp, Inc. was merged with and into Prosperity Bancshares, Inc.SM and MainBancorp’s bank subsidiary, mainbank, n.a., was merged with and into Prosperity’s bank subsidiary, Prosperity BankSM. All current mainbank locations will operate as banking centers of Prosperity Bank SM.

In connection with the merger, Prosperity issued approximately 1,500,000 shares of its common stock along with approximately $9.1 million for all outstanding shares of MainBancorp, and converted outstanding options to acquire MainBancorp common stock into options to acquire approximately 102,213 shares of Prosperity common stock. Based on the closing price of Prosperity’s stock on Friday, October 31, 2003 of $23.10 per share, the transaction valued MainBancorp at $43.8 million.

“As we continue to expand in Dallas, we are very pleased that Deke Hayes and his team have chosen to become our partners and believe there are opportunities for further expansion in Dallas,” remarked David Zalman, President and Chief Executive Officer of Prosperity Bancshares SM.

The result of this combination is a bank holding company with forty-eight (48) banking locations, twenty-nine (29) in the Houston CMSA, eight (8) in the Dallas area and eleven (11) in eight contiguous counties south and southwest of Houston, with approximately $2.2 billion in assets, approximately $2.0 billion in deposits, approximately $750 million in loans, servicing over 150,000 deposit and loan accounts, with a market capitalization in excess of $475 million.

“Today is an another exciting day for Prosperity Bank SM in Dallas. With the completion of this merger, our bank has grown to eight (8) full service banking centers in Dallas with over $350 million in deposits in one year,” remarked Dan Rollins, Senior Vice President of Prosperity Bancshares SM. “We believe we will be able to continue to prosper in Dallas by providing top quality banking products and services with a personal touch.”

“Our customers will continue to enjoy the same type of people to people banking they have enjoyed with mainbank,” said Delos “Deke” Hayes, President of MainBancorp. “Our entire team of bankers are excited to be joining forces with a bank that does more than just talk about customer service. We are committed to the communities we serve and with eight full service banking centers in the Dallas area and forty-eight state wide, our customers will be able to take advantage of our expanding presence in Dallas.” Deke Hayes has joined Prosperity’s management team as Dallas Area Vice Chairman.

“The integration of our new locations into our operations is progressing on schedule. We anticipate completing the data processing conversion along with the installation of new signage before the end of November,” added Mark Lovvorn, Dallas Area Chairman of Prosperity Bank SM.

mainbank reported total assets of $170.7 million, total deposits of $153.1 million and total loans of $59.9 million on October 31, 2003.

Cash Dividend Increased 20.0 Percent

Ned S. Holmes, Chairman of the Board announced that the Board of Directors voted to increase the regular annual cash dividend to $0.30 ($0.075 quarterly) from $0.25 ($0.0625 quarterly) per common share beginning with the first quarter 2004 dividend, scheduled to be paid in early April, 2004. “We are pleased to be able to reward our shareholders with this increased dividend,” remarked Holmes.

Proposed acquisition of First State Bank of North Texas, Dallas, Texas

On October 6, 2003, Prosperity Bancshares, Inc. SM announced the signing of a definitive agreement to acquire First State Bank of North Texas. Under terms of the agreement, Prosperity will issue approximately 400,000 shares of its common stock plus $12.6 million in cash, subject to adjustment, for all outstanding shares of First State Bank of North Texas.

First State Bank of North Texas is privately held and operates a total of four (4) banking offices in the Dallas area. As of September 30, 2003, First State Bank of North Texas had total assets of $100.7 million, loans of $20.1 million, deposits of $91.4 million and shareholders’ equity of $8.8 million.

The merger has been approved by the Board of Directors of both companies. The transaction is expected to close in the fourth quarter 2003 and is subject to customary regulatory approvals. Operational integration is anticipated to begin during the fourth quarter of 2003.

Upon consummation of the First State Bank of North Texas transaction, Prosperity will have a total of fifty-one (51) banking centers, twenty-nine (29) in the Houston CMSA, eleven (11) in the Dallas area and eleven (11) in eight contiguous counties south and southwest of Houston.

Prosperity Bancshares, Inc.

Prosperity Bancshares, Inc. SM, a $2.2 billion Houston, Texas based regional financial holding company, formed in 1983, placed 82nd on Fortune magazine’s annual ranking of “America’s 100 Fastest-Growing Companies” as published in the September 2003 issue. This distinction is one of several for Prosperity over the past few months. Other performance-based honors include ABA Banking Journal (Best of the Big Banks—The Top 50); Fortune Small Business (The FSB 100—America’s Fastest Growing Small Companies); Houston Chronicle (Top 100 Houston Companies) and US Banker (Top 100 Publicly Traded Mid-Tier Banks).

Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybanktx.com, Trust and Financial Services, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. The company currently operates forty-eight (48) full service banking locations, twenty-nine (29) in the Houston CMSA, eight (8) in the Dallas area and eleven (11) in eight contiguous counties south and southwest of Houston.

Prosperity Bank operates the following full service banking centers: Angleton, Bay City, Beeville, Clear Lake, Cleveland, Cuero, Cypress, Dallas—Abrams Centre, Dallas—Camp Wisdom, Dallas—Cedar Hill, Dallas—Kiest, Dallas—Red Oak, Dallas—Turtle Creek, Dallas—Westmoreland, Dayton, East Bernard, Edna, El Campo, Ennis, Fairfield, Galveston, Goliad, Hitchcock, Houston—Aldine, Houston—Bellaire, Houston—CityWest, Houston—Copperfield, Houston—Downtown, Houston—Gladebrook, Houston—Highway 6, Houston—Medical Center, Houston—Memorial, Houston—Post Oak, Houston—River Oaks, Houston—Tanglewood, Houston—Waugh Drive, Houston—Woodcreek, Liberty, Magnolia, Mathis, Mont Belvieu, Needville, Palacios, Sweeny, Victoria, West Columbia, Wharton and Winnie.

In connection with the proposed acquisition by Prosperity Bancshares of First State Bank of North Texas, Prosperity Bancshares has previously filed with the Securities and Exchange Commission a registration statement on Form S-4 to register shares of Prosperity Bancshares common stock to be issued in one or more transactions involving the acquisition of businesses, assets, properties or securities. In connection with the proposed transaction between Prosperity Bancshares and First State Bank of North Texas, the shares of common stock to be issued by Prosperity Bancshares to the shareholders of First State Bank of North Texas have been registered under the registration statement on Form S-4 previously filed with the Securities and Exchange Commission.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY BANCSHARES. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus may also be obtained by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027, Attn: Investor Relations. Prosperity Bancshares’ telephone number is (713) 693-9300.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by our management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions’ estimates and projections about Prosperity Bancshares, Inc. SM and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include whether we can: continue to sustain our current internal growth rate or our total growth rate; successfully close and integrate acquisitions; continue to provide products and services that appeal to our customers; continue to have access to the debt and equity capital we need to sustain our growth; and achieve our sales objectives. Other risks include the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in our most recent Annual Report on Form 10-K .

Copies of Prosperity Bancshares, Inc.’s SM SEC filings may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

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